UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Benihana Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

082047101

(CUSIP Number)

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082047101

1.	Names of reporting persons: BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (see instructions): N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Florida
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 1,582,577
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,582,577
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,582,577
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%
14.	Type of Reporting Person (See Instructions): CO

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), solely to amend Items 4 and 6 of the Schedule 13D filed with the Securities and Exchange Commission on July 12, 2004, as previously amended, relating to the Common Stock of Benihana Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 8750 Northwest 36th Street, Doral, Florida 33178.

Item 4:	Purpose of Transaction

On July 13, 2012, BFC entered into a Rule 10b5-1 Trading Plan (the “Plan”) with UBS Financial Services Inc. providing for the sale by BFC during the Term of the Plan of up to an aggregate of 150,000 shares of the Issuer’s Common Stock at a minimum predetermined price per share. The Plan was established to allow BFC to effect sales of the Issuer’s Common Stock in compliance with all applicable securities laws and regulations, including Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and Rule 144 of the Securities Act of 1933, as amended, the Issuer’s insider trading policies and the rules, policies and procedures of the markets where the transactions are placed. Sales may be made under the Plan during the period beginning on July 30, 2012 and ending on January 28, 2013, subject to earlier termination under certain limited circumstances. A copy of the Plan is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As previously disclosed, during March 2012, the Issuer filed, and the SEC declared effective, a Registration Statement on Form S-3 (the “Resale Registration Statement”). The Resale Registration Statement covers the sale by BFC of any or all of the 1,582,577 shares of the Issuer’s Common Stock which BFC received upon its conversion during May, July and October 2011 of all 800,000 shares of the Issuer’s Series B Convertible Preferred Stock then-owned by BFC (the “Preferred Shares”). The Issuer’s filing of the Resale Registration Statement, and the Issuer’s actions to have the Resale Registration Statement declared and remain effective, were required by the terms of the Registration Rights Agreement entered into by BFC and the Issuer on June 8, 2004 in connection with BFC’s purchase of the Preferred Shares from the Issuer.

Item 6:	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information with respect to the Plan set forth under Item 4 above is incorporated into this Item 6 by reference.

Item 7:	Material to be Filed as Exhibits

99.1	Rule 10b5-1 Trading Plan, dated July 13, 2012, between BFC Financial Corporation and UBS Financial Services Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2012
Date

BFC Financial Corporation

/s/ John K. Grelle
Signature

John K. Grelle/Executive Vice President and Chief Financial Officer
Name/Title